1. Name and Address of Reporting Person
   Brown, Kent R.
   77 GROVE STREET
   RUTLAND, VT 05701-
2. Issuer Name and Ticker or Trading Symbol
   Central Vermont Public Svc (CV)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   03/17/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   ( ) Officer (give title below) (X) Other (specify below)
   Exiting Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock - $6 Par Value     03/17/2003 03/17/2003 D         1600        A   $10.5625                  D
Common Stock - $6 Par Value     03/17/2003 03/17/2003 D         600         A   $10.7500                  D
Common Stock - $6 Par Value     03/17/2003 03/18/2003 S         -2400       D   $17.0763                  D
Common Stock - $6 Par Value     03/17/2003 03/18/2003 S         -4700       D   $17.0500                  D
Common Stock - $6 Par Value     03/18/2003 03/18/2003 D         7100        A   $10.7500                  D
Common Stock - $6 Par Value     03/18/2003 03/19/2003 S         -5000       D   $17.6008                  D
Common Stock - $6 Par Value     03/19/2003 03/19/2003 D         5000        A   $11.0000   5214           D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $10.5625 03/17/2 03/17/2 D               1600  05/04/1999 05/04/2009 Common  1600     $10.5625   0       D
Option -             003     003                                                 Stock -
Right to                                                                         $6 Par
Buy                                                                              Value
Stock       $10.75   03/17/2 03/17/2 D               600   05/02/2000 05/02/2010 Common  600      $10.7500           D
Option -             003     003                                                 Stock -
Right to                                                                         $6 Par
Buy                                                                              Value
Stock       $10.75   03/18/2 03/18/2 D               7100  05/02/2000 05/02/2010 Common  7100     $10.7500   0       D
Option -             003     003                                                 Stock -
Right to                                                                         $6 Par
Buy                                                                              Value
Stock       $11      03/19/2 03/19/2 D               5000  05/07/1997 05/07/2007 Common  5000     $11.0000   7500    D
Option -             003     003                                                 Stock -
Right to                                                                         $6 Par
Buy                                                                              Value

Explanation of Responses:

SIGNATURE OF REPORTING PERSON
/s/ Mary C. Marzec

DATE
03/19/2003